Exhibit 99.1

SEALSQ QS7001 V1 Successfully Completes Common Criteria EAL5+ Technical Security Evaluation at SERMA, as Announced at the “Uncovering the Coming Wave of Quantum + AI” Event in NYC

All physical and functional security tests passed. Certification enters its final site audit and administrative phase ahead of formal certificate issuance by ANSSI

Geneva, Switzerland, October 27, 2026 -- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced that its QS7001 secure element has successfully completed the technical evaluation phase of its Common Criteria EAL5+ certification.

All physical and functional security tests on QS7001 V1, performed by SERMA Safety & Security, an evaluation laboratory licensed by the French National Cybersecurity Agency (ANSSI), have been completed with a PASS result. The laboratory official letter states that “The penetration test campaign is closed with a final verdict to PASS.” The letter adds that “the claimed assurance level is EAL5 augmented with ALC_DVS.2 and AVA_VAN.5”

The result is a major milestone not only for QS7001 but for SEALSQ’s wider family of quantum-resistant hardware. SEALSQ’s new secure products are developed by adding dedicated firmware on top of the QS7001 hardware platform. VaultIC409, the new quantum-ready secure element, and QVault TPM, the post-quantum Trusted Platform Module, are both built this way and will therefore benefit from the same hardware certification level. Both products will be showcased at electronica 2026 in Munich, November 10 to 13 (Hall C6, booth 670).

Very few companies have the capability to reach this level of certification. The expertise required to design, test and certify such chips takes many years to build in-house, which makes certified secure hardware a scarce strategic asset as governments and industries prepare for the post-quantum transition.

Common Criteria EAL5+ is one of the most demanding security assurance levels for secure hardware. The technical evaluation covers the resistance of the chip to physical and side-channel attacks, including fault injection, as well as the correct and secure operation of its security functions. It follows the fault-injection and side-channel testing completed in March 2026 and the NIST SP 800-90B Entropy Source Validation obtained by QS7001 in May 2026 (Certificate #E333).

With all technical evaluation activities completed, the certification process has entered its final phase. This milestone was completed on schedule, with the V2 full post-quantum evaluation expected in January 2027 and formal certification targeted for 2027. The remaining steps include audits of the sites involved in the development, production and engineering assembly of the product: a new audit scope for SEALSQ’s site in Meyreuil, France, which now includes its clean room, and the renewal audits of two partner sites. These audits are scheduled for January 2027. Once they have been passed, the evaluation report will be submitted to ANSSI for the formal issuance of the certificate.

For customers, this milestone means that the security of QS7001 has now been fully tested by an independent laboratory. Customers can use these results to move ahead with their design and product launch plans based on the completed technical evaluation, a common practice for secure semiconductors at this stage of certification.

“Passing every physical and functional test at the EAL5+ level is the result that matters most to our customers,” said Carlos Moreira, Founder, Chairman and CEO of SEALSQ. “Security features are not certified security. With the technical phase of the evaluation complete, manufacturers can build on QS7001, VaultIC409 and QVault TPM with confidence today, while the final audits and the formal certificate follow.”

QS7001 is SEALSQ’s post-quantum secure element platform. It combines a hardware Root of Trust with NIST-standardized post-quantum algorithms ML-KEM (FIPS 203) and ML-DSA (FIPS 204) alongside classical cryptography. As of September 30, 2026, 42 prospective customers and partners were evaluating QS7001 and QVault TPM.

“Manufacturers in smart energy, industrial, medical and connected device markets are preparing for new EU and U.S. security requirements and for the move to post-quantum cryptography,” said Gweltas Radenac, Product Marketing Director at SEALSQ. “Completing the EAL5+ technical evaluation of QS7001 gives them a hardware foundation that has already proven its resistance to attack, and a clear path to post-quantum security on the same platform.”

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com

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